UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Zing America, Inc. dba Coign

Legal status of Issuer:

     Form:

     Corporation

     Jurisdiction of Incorporation/Organization:

     Delaware

     Date of Organization:

     August 19, 2020

Physical Address of Issuer:

1749 Old Meadow Road, Suite 620, McLean, VA 22102

Website of Issuer:

https://www.coign.com

Current Number of Employees:

11

	Most recent fiscal year-end (2024)	**Prior fiscal year-end (2023)**
Total Assets	$45,958,278	$21,070,525
Cash & Cash Equivalents	$8,264,289	$6,293,179
Accounts Receivable*	$32,928,389	$10,866,874
Current Liabilities	$4,419,861	$3,061,465
Long-Term Liabilities	$24,902,592	$0
Revenues/Sales	$4,995,704	$1,619,850
Cost of Goods Sold*	$7,617,876	$3,425,711
Taxes Paid	$2,601	$17,882
Net Income/(Loss)	$(14,002,419)	$(8,528,847)

*   Represents loan receivables.

TABLE OF CONTENTS



June 10, 2025

Zing America, Inc. d/b/a Coign

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Zing America, Inc. d/b/a Coign ("**Coign,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.coign.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 10, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections

regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR, or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Zing America, Inc.
(Issuer)

By:/s/ Robert W. Collins
(Signature)

Robert W. Collins
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Robert W. Collins
(Signature)

Robert W. Collins
(Name)

Director
(Title)

June 10, 2025
(Date)

/s/Todd Ricketts
(Signature)

Todd Ricketts
(Name)

Director
(Title)

June 10, 2025
(Date)

/s/Jason Plummer

(Signature)

Jason Plummer

(Name)

Director

(Title)

June 10, 2025

(Date)

/s/Anthony de Nicola

(Signature)

Anthony de Nicola

(Name)

Director

(Title)

June 10, 2025

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
June 10, 2025

Zing America, Inc. d/b/a Coign



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Zing America, Inc., d/b/a Coign, is a consumer credit card business located and operated out of McLean, Virginia. The Coign credit card is a Visa® ("Visa") credit card, created to advance conservative values and embrace the American spirit by aligning customer dollars with their values. The Company contributes 25 bps of cardholder spend to conservative charities.

The Company was formed on August 19, 2020 as a Delaware corporation and is headquartered in Virginia. The Company is qualified to conduct business in Maryland, Washington, D.C., and Delaware. The Company sells its products and services through the internet throughout the United States.

The Company has the following wholly owned subsidiaries: (a) Coign Intermediate HoldCo, Inc. ("Holdco"), a Delaware corporation formed on April 12, 2022, and Holdco's wholly owned subsidiaries (b) Coign Capital Provider, Inc. ("Coign Capital"), a Delaware corporation formed on April 12, 2022, (c) Coign Servicer, LLC ("Coign Servicer"), a Delaware limited liability company formed on April 12, 2022, (d) Coign CC Account SPV, LLC ("Coign SPV"), a Delaware limited liability company formed on April 12, 2022, and (e) Coign CC Account 2 SPV, LLC ("Coign SPV 2") a Delaware limited liability company formed on January 23, 2024. Holdco and Coign Capital are entities intended to provide liquidity and working capital for the initial funding of loan purchases. Coign Servicer purchases loans under a Card Services Program Receivables Purchase Agreement with a third-party lender ("Card Lender"), and subsequently sells such loans to its affiliate, Coign SPV 2, that is responsible for holding the loan and collecting payments from end user borrower customers. Coign SPV is currently inactive as Coign SPV 2 has succeeded Coign SPV.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://www.coign.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Business and economic conditions are a major driver of our results of operations and difficult conditions in the business and economic environment may materially adversely affect our business.

We are very dependent upon the level of consumer and business activity and the demand for payment and financing products. Slow economic growth, economic contraction or shifts in broader consumer and business trends significantly impact customer behaviors, including spending on our Coign card, the ability and willingness of card members to borrow and pay amounts owed to us and demand for fee-based products and services.

Factors such as consumer spending and confidence, household income and housing prices, unemployment rates, business investment and inventory levels, bankruptcies, geopolitical instability, public policy decisions, government spending, international trade relationships, interest rates, taxes, inflation and deflation (including the effects of related governmental responses), energy costs, and availability of capital and credit all affect the economic environment and, ultimately, our profitability. Additionally, sustained periods of high inflation may, among other things, increase certain of our expenses and erode consumer purchasing power, confidence and spending. An economic downturn or recession may result in higher unemployment and lower household income, consumer spending, corporate earnings and business investment, which may negatively impact spending on our Coign card and demand for our product, and increase delinquencies and write-off rates.

Travel and entertainment (T&E) expenditures are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns. Likewise, spending by small business and corporate clients depends in part on the economic environment and a favorable climate for continued business investment and new business formation. Increases in delinquencies and write-off rates as a result of increases in bankruptcies, unemployment rates, changes in customer behaviors or otherwise could also have a material adverse effect on our results of operations. The consequences of negative circumstances impacting us or the economic environment generally can be sudden and severe and can impact customer types and geographies in which we operate in very different ways.

We may not be successful in our efforts to promote card usage or attract new card members, including through marketing and promotion, merchant acceptance and card member rewards and services, or to effectively control the costs of such investments, both of which may materially impact our profitability.

Revenue growth is dependent on increasing consumer and business spending on our cards, growing loan balances and increasing fee revenue. We have been investing in a number of growth initiatives, including to attract new card members, retain existing card members and capture a greater share of customers' total spending and borrowings. There can be no assurance that our investments will continue to be effective, particularly as consumer and business behaviors continue to change. In addition, if we develop new products or offers that attract customers looking for short-term incentives rather than incentivize long-term loyalty, card member attrition and costs could increase. Increasing spending on our cards also depends on our continued expansion of merchant acceptance of our cards. If we are unable to continue growing merchant acceptance and perceptions of coverage or merchants decide to no longer accept Visa® cards, our business could suffer. Expanding our service offerings, adding customer acquisition channels and forming new partnerships or renewing current partnerships could have higher costs than our current arrangements, fail to resonate with customers, adversely impact our merchant discount rates or dilute our brand.

We may not be able to cost-effectively manage and expand card member benefits, including containing the growth of marketing, promotion, rewards and card member services expenses in the future. If such expenses increase beyond our expectations, we will need to find ways to offset the financial impact by increasing other areas of revenues such as fee-based revenues, decreasing operating expenses or other investments in our business, or both. We may not succeed in doing so, particularly in the current competitive and regulatory environment. In addition, increased costs as a result of inflation, colleague retention and recruitment, supply chain issues and shortages of materials such as chips for our cards may require that we reduce investments in other areas.

The loss of Visa® as our co-branding credit card issuer would have a material impact to our business.

We have a co-branding arrangement with Visa® for our credit card which allows us to build customer loyalty and business utilizing the strong brand and reputation of Visa®. In the event that our co-branding relationship with Visa® were to be terminated by Visa®, we would need to immediately find another co-branding relationship to take its place which would cause significant disruptions to our business. In addition, there is no assurance that we could find a new co-branding credit card issuer on the same or similar terms as we have with Visa®. Further, any additional new relationship could have less customer and merchant acceptance than Visa®. As such, the loss of Visa® as our co-branding credit card issuer would have a material impact to our business.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. In particular, the Company is indirectly through its Visa®-sponsored bank subject to compliance with consumer credit disclosure obligations as overseen by the Consumer Financial Protection Bureau and various state agencies. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care A union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

BUSINESS

Description of the Business

Zing America, Inc., d/b/a Coign, is a consumer credit card business located and operated out of McLean, Virginia. The Coign credit card is a Visa® ("Visa") credit card, created to advance conservative values and embrace the American spirit by aligning customer dollars with their values. The Company contributes 25 bps of cardholder spend to conservative charities.

Business Plan

Coign is America's first credit card built by and for conservatives. Coign was created to advance conservative values and embrace the American spirit. Unlike other leading credit cards that give millions to non-conservative causes each year, Coign is helping conservatives to align their dollars with their values. Coign is the only conservative credit card that allows users to pay with a purpose while earning rewards.

The Company plans to significantly expand its business by increasing its capital to support the growth of its business by providing restricted cash for its SPV funding vehicle and collateral account with its receivable lender. Any capital we raise in the future will empower us to increase our capital and fund operating expenses as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Coign Credit Card	Credit card for super prime customers in the U.S. who identity as conservative.	U.S. customers generally over 50 years of age with high income averages and credit quality scores.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our primary competition are American Express, Chase, Bank of America, Wells Fargo, Discover and Capital One.

Customer Base

Our customer base consists primarily of individuals over 50 years old (78%). The average income is $147,000 and most of our customers have extremely high average credit quality scores. We have customers in all 50 states and they tend to be very conservative politically.

Supply Chain

The Company is dependent upon certain third party vendors, including Corecard and Visa®. The Company would have to find alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company believes that the loss of a current third-party vendor or service provider, particularly Visa®, would cause major short-term limitations and disruptions to our business and material long-term implications.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
7056340	"Coign"	Trademark and Service Mark	June 8, 2021	May 16, 2023	USA
2158532	"Coign"	Trademark and Service Mark	November 29, 2021	Pending	Canada
1637420	"Coign"	Trademark	November 29, 2021	November 29, 2021	European Union
2240769	"Coign"	Trademark	November 29, 2021	November 29, 2021	Australia
TMA1196006	"Coign"	Trademark	August 30, 2023	August 30, 2023	Canada
1637420	"Coign"	Trademark	November 29, 2021	November 29, 2021	China
1637420	"Coign"	Trademark	November 29, 2021	November 29, 2021	India
347617	"Coign"	Trademark	March 5, 2023	March 5, 2023	Israel
2022-350164	"Coign"	Trademark	December 23, 2022	December 23, 2022	Japan
1199850	"Coign"	Trademark	August 30, 2022	August 30, 2022	New Zealand
M1001637420/1637420	"Coign"	Trademark	July 24, 2023	July 24, 2023	Philippines
40202200448T	"Coign"	Trademark	January 6, 2022	January 6, 2022	Singapore
220103230	"Coign"	Trademark	November 29, 2021	November 29, 2021	Thailand
1637420	"Coign"	Trademark	November 29, 2021	November 29, 2021	United Kingdom
1637420	"Coign"	Trademark	November 29, 2021	Pending	Vietnam
1637420	"Coign"	Trademark and Service Mark	November 29, 2021	November 29, 2021	WIPO

The Company also owns various domain names, including www.coign.com, amongst others.

All other intellectual property of the Company is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company is indirectly through its Visa®-sponsored bank subject to compliance with consumer credit disclosure obligations as overseen by the Consumer Financial Protection Bureau and various state agencies. These laws and regulations are subject to change.

Litigation

The Company is named as one of many defendants in a litigation filed in May 2024 in the United States District Court for the Northern District of Georgia Atlanta Division (Case: 1:24cv2148-0) for alleged intellectual property theft and harm caused to the plaintiff's business. The plaintiff's allege that the defendants, among other things, violated the Georgia RICO Act, theft of trade secrets, violation of the U.S. RICO Act, violation of the Lanham Act and conspiracy to breach a stockholders agreement. The plaintiffs are seeking compensatory and punitive damages. Management of the Company strongly believes the claims are without merit and the Company intends to vigorously defend itself. The case is in its early stages and the Company has yet to be served with the complaint.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Rob Collins	Founder and CEO	Founder and CEO of Zing America, Inc., 2020 – Present Responsible for strategy and general CEO responsibilities.	Franklin and Marshall College, B.A., Government, 1994
Rodney Yoder	CFO	CFO of Zing America, Inc., 2025 – Present Responsible for managing the Company's financial activities and is responsible for its financial health. CFO of Sunlight Financial, a technology-enabled point-of-sale finance company Responsible for managing the company's financial matters	University of Delaware, B.S., Finance, 1989 University of Delaware, MBA, 1998
Mike Armstrong	Chief Operating Officer	COO of Zing America, Inc., 2020 – Present Responsible for credit risk, portfolio performance, operations and compliance	Duke University, B.A., Economics, 1994
Todd Ricketts	Chairman of the Board of Directors	Chairman of the Board of Directors of Zing America, Inc., 2023 – Present; Member of the Board of Directors of Zing America, Inc., 2022 – 2023 Responsible for strategic planning, oversight and governance. Co-owner of the Chicago Cubs, 2009 – Present	Loyola University, Chicago, B.A., Economics, 1993
Jason Plummer	Member of the Board of Directors	Member of the Board of Directors of Zing America, Inc., 2022 – Present Responsible for strategic planning, oversight and governance. Executive Vice President, R.P. Lumber Co., Inc., 2012 – Present Illinois State Senator for the 55th State Senate District, 2022 – Present (54th State Senate District, 2018 – 2022)	University of Illinois, Urbana Champaign, B.S., Finance, 2005

Tony de Nicola	Member of the Board of Directors	Member of the Board of Directors of Zing America, Inc., 2022 – Present Responsible for strategic planning, oversight and governance. Chairman, President, and Managing Partner of Welsh, Carson, Anderson & Stowe, 1994 – Present	Harvard Business School, M.B.A., 1990; DePauw University, B.A., 1986

Biographical Information

Rob Collins: Rob is the Founder and CEO of the Company. He is a veteran strategist and former founding partner at S-3 Public Affairs. In the Spring of 2017, the Trump Administration asked Collins to 'quarterback' the successful bipartisan nomination of Judge Neil Gorsuch to the United States Supreme Court. In that role, Collins worked directly with West Wing senior staff, the Office of the Vice President, the White House Counsel, the Department of Justice, the White House Office of Legislative Policy, Legislative Affairs, the Inter-governmental Office, the White House Public Liaison Office, and the White House Communications Office. Additionally, Collins worked closely with Senate Leadership, Majority Leader Mitch McConnell's office, the Senate Judiciary Committee, over 20 outside advocacy groups, and Judge Gorsuch's team.

Prior to S-3, Rob was the Executive Director of the National Republican Senatorial Committee (NRSC), a $125 million, 80-person organization responsible for electing Republicans to the U.S. Senate. During his tenure at the NRSC he helped reelect 12 incumbents and elect 12 new Republicans. These pickups were a part of a historic 9-seat gain for the Republicans, the largest GOP-gain in over 35 years.

Before taking over at the NRSC, Collins was a partner at Purple Strategies, a bipartisan consulting firm. He also ran the American Action Network (AAN), which raised over $30 million for advocacy in 5 Senate races and 35 House districts that helped the Republicans retake the House of Representatives in 2010. While at AAN, he created the Hispanic Leadership Network co-chaired by Governor Jeb Bush and Secretary Carlos Gutierrez. Before starting the Network, Collins spent 7 years as Chief of Staff for Majority Leader Eric Cantor (R-VA). Collins has been chosen by Roll Call Newspaper as a member of the 'Fab 50 Staffers in DC' 4-times, twice he has been selected to be on the 'Power 100' by Washingtonian Magazine and Recently Fortune Magazine cited him as the 'Top Strategist' for Republicans in 2016.

Rodney Yoder: Rodney Yoder is the CFO of the Company since joining in April 2025. Before joining the Company, Rodney was CFO of Sunlight Financial, a technology-enabled point-of-sale finance company. Prior to Sunlight Financial, Rodney spent over a decade at Barclays, where he held several key positions, including Interim CFO and Head of Planning for Global Payments and US Card Businesses. Rodney began his career at MBNA where he held progressively senior finance leadership roles in business finance, treasury, and corporate finance within the world's leading credit card issuer. Rodney has a MBA in Finance from the University of Delaware.

Mike Armstrong: Mike has been the COO of the Company since its founding in 2020. Before joining the Company, Mike was President of Zest AI, a top-tier fintech company transforming credit underwriting through machine learning. Prior to Zest AI, Mike spent time as a strategy consultant and nearly a decade at Capital One, where he co-managed the $100 million Lifestyles Affinity P&L. Mike began his career as a US Army Ranger after graduating from Duke University with a BA in Economics.

Todd Ricketts: Todd is Chairman of the Board of Directors of the Company. He is an experienced businessman and investor with a deep commitment to policies that promote freedom, economic opportunity and entrepreneurism. In early 2018, Todd was appointed the National Finance Chairman of the Republican National Committee. In February

2019, President Donald J. Trump selected Todd to serve as the Finance Chairman for Trump Victory, a joint fundraising committee between the RNC and the Trump for President re-election campaign.

As a member of the Boards of Directors for TD Ameritrade Holdings (AMTD) and the Chicago Cubs, a small business owner, and a successful early-stage investor, Todd has worked across the United States business ecosystem. That perspective, coupled with his past service as Chief Executive Officer for Ending Spending, a national advocacy group focused on finding solutions to the nation's fiscal crisis, has provided Todd with a practical view about how to create economic opportunity through business development. Earlier in his career, Todd worked in the securities industry at Knight Securities, Incapital, and Ameritrade.

Todd sits on the board of the National World War II Museum in New Orleans as well as the board of the Opportunity Education Foundation. He is a Regent at Loyola University Chicago. He is also active with the Churchill Centre.

Todd is a 1993 graduate of Loyola University Chicago with a degree in Economics. Todd and his family reside in Wilmette, IL.

Jason Plummer: Jason is a Member of the Board of Directors of the Company. He serves as Executive Vice President of R.P. Lumber, a family owned and operated business with over ninety retail, manufacturing, and distribution locations throughout six states. He also serves as Executive Vice President of R.L.P. Development Company, which has developed or acquired hundreds of properties in excellent small and medium-sized communities. The company portfolio covers multiple asset classes, including single and multi-family residential, retail, office, hospitality, self-storage, entertainment, agricultural, and industrial properties across more than a dozen states. In addition, Jason serves as Chairman and President of Country Bancorp, Inc., a company with holdings in multiple community banks.

Jason was elected to represent and serve over 200,000 people as the Illinois State Senator for the 54th Senate District in 2018 and re-elected in 2022, now representing the 55th Senate District following redistricting. He was named as Assistant Republican Leader for the Illinois Senate Republican Caucus Leadership Team for the 102nd General Assembly, beginning in 2021, and again for the 103rd General Assembly, beginning in 2023. He is a member of several senate committees, including serving as the Minority Spokesperson for the Senate Financial Institutions Committee and the Minority Spokesperson for the Executive Appointments Committee.

Jason enjoys participating in numerous civic and non-profit organizations. He is a supporter of numerous causes, with a focus on the Christian Faith, service members, and organizations which advance free enterprise, limited government, individual freedom, traditional American values, and a strong national defense. He is a graduate of the University of Illinois at Urbana-Champaign with a Finance degree. He previously served as an intelligence officer in the U.S. Navy Reserve. He and his wife have three children.

Tony de Nicola: Tony is a Member of the Board of Directors of the Company. He is President and Managing Partner of Welsh, Carson, Anderson & Stowe, a New York private investment firm, which manages over $27 billion in its various funds. Mr. de Nicola joined WCAS in 1994, he has served on the firm's Management Committee since 2000 and was appointed President in 2007. Mr. de Nicola has led the firm's investment activities in the technology industry and has been involved with some of the firm's most successful and profitable investments. He serves on the board of directors for a number of the firm's private and public companies. Prior to joining WCAS, Mr. de Nicola worked in the private equity group at William Blair & Company and the merger department at Goldman Sachs & Co. Mr. de Nicola earned his B.A. degree from DePauw University, where he graduated summa cum laude with an economics major and a minor in computational mathematics. Mr. de Nicola also earned an MBA with distinction from the Harvard Business School. Mr. de Nicola and his wife Christie have been married for over 32 years and are active members of the community including their extensive philanthropic work, with a focus on education, poverty relief, healthcare and supporting the Catholic church. Mr. de Nicola serves on a number of non-profit boards including The Partnership for New York City, the Toigo Foundation, The Inner-City Scholarship Fund and The Catholic Foundation for the Archdiocese of New York. He is also a member of the Finance Committee and the Pension Investment Committee for the Archdiocese. He is a founding board member of Brilla College Prep, a public charter school in the Bronx. Previously, he served on the Board of Trustees and the Investment Committee of DePauw University. Mr. and Mrs. de Nicola reside in Franklin Lakes, New Jersey and they have three adult children and one grandchild.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 11 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of (i) 17,941,587 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which (a) 210,375 shares of Common Stock shall be designated as Class A Common Stock (the "**Class A Common Stock**"), (b) 14,947,190 shares of Common Stock shall be designated as Class B Common Stock (the "**Class B Common Stock**" and, together with the Class A Common Stock, the "**Voting Common Stock**"), (c) 2,103,750 shares of Common Stock shall be designated as Class B Non-Voting Common Stock (the "**Class B Non-Voting Common Stock**"), and (d) 680,272 shares of Common Stock shall be designated as Class C Non-Voting Common Stock (the "**Class C Non-Voting Common Stock**" and, together with the Class B Non-Voting Common Stock, the "**Non-Voting Common Stock**"), and (ii) 6,984,275 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"), of which (w) 1,986,851 shares of Preferred Stock shall be designated as Series A Preferred Stock (the "**Series A Preferred Stock**"), (x) 1,563,032 shares of Preferred Stock shall be designated as Series A-1 Preferred Stock (the "**Series A-1 Preferred Stock**"), (y) 2,977,564 shares of Preferred Stock shall be designated as Series B Preferred Stock (the "**Series B Preferred Stock**"), and (z) 456,828 shares of Preferred Stock shall be designated as Series B-1 Preferred Stock (the "**Series B-1 Preferred Stock**"). Additionally, the Company has established the Zing America, Inc. 2020 Stock Incentive Plan for which 1,179,716 shares of Class B Common Stock have been reserved for issuance thereunder.

As of the date of this Form C-AR, (a) 210,375 shares of Class A Common Stock, (b) 3,757,303 shares of Class B Common Stock, (c) 2,103,750 shares of Class B Non-Voting Common Stock, (d) 308,859 shares of Class C Non-Voting Common Stock; (e) 1,986,851 shares of Series A Preferred Stock, (f) 1,563,032 shares of Series A-1 Preferred Stock, (g) 2,977,564 of Series B Preferred Stock, and (h) 456,828 of Series B-1 Preferred Stock are issued and outstanding. Additionally, 424,822 options to purchase Class B Common Stock are issued and outstanding and 754,894 shares of Class B Common Stock remain available for issuance under the 2020 Stock Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	210,375
Par Value Per Share	$0.0001
Voting Rights	11 votes per share
Anti-Dilution Rights	None
Other Rights	1. Upon the conversion of every 10 shares of Class B Non-Voting Common Stock to Class B Common Stock, one share of Class A Common Stock shall automatically be converted into one share of Class B Common Stock. 2. Holders of Voting Common Stock shall be entitled to elect two directors. 3. Voting Common Stock votes together as one class. 4. Voting, dividend and liquidation rights are subject to, and qualified by, the rights, powers and preferences of the Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock which may dilute the Security.

Type	Class B Common Stock
Amount Outstanding	3,757,303
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	1. Upon the conversion of every 10 shares of Class B Non-Voting Common Stock to Class B Common Stock, one share of Class A Common Stock shall automatically be converted into one share of Class B Common Stock. 2. Holders of Voting Common Stock shall be entitled to elect two directors. 3. Voting Common Stock votes together as one class. 4. Voting, dividend and liquidation rights are subject to, and qualified by, the rights, powers and preferences of the Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock which may dilute the Security.

Type	Class B Non-Voting Common Stock
Amount Outstanding	2,103,750
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	1. Each share of Class B Non-Voting Common Stock may be voluntarily converted into one share of Class B Common Stock at the option of the holder. 2. Upon the conversion of every 10 shares of Class B Non-Voting Common Stock to Class B Common Stock, one share of Class A Common Stock shall automatically be converted into one share of Class B Common Stock. 3. Voting, dividend and liquidation rights are subject to, and qualified by, the rights, powers and preferences of the Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Non-Voting Common Stock which may dilute the Security.

Type	Class C Non-Voting Common Stock
Amount Outstanding	308,859
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	1. No conversion rights. 2. Dividend and liquidation rights are subject to, and qualified by, the rights, powers and preferences of the Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class C Non-Voting Common Stock which may dilute the Security.

Type	Series A Preferred Stock
Amount Outstanding	1,986,851
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $7.31690 per share, subject to adjustment; (b) Right to elect one director to the Board of Directors; (c) Right to receive dividends prior to Common Stock pursuant to defined formula; (d) Liquidation Preference equal to greater of 1.5x Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Class B Common Stock; (e) Right to convert into Class B Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion; (f) Automatic conversion into Class B Common Stock upon $50 million in gross proceeds raised by the Issuer in a public offering at a price per share of at least four (4) times the Original Issue Price of the Series A Preferred Stock or upon the consent of the Requisite Holders; and (g) Protective provisions so long as 379,253 shares of Preferred Stock are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A Preferred Stock which may dilute the Security.

Type	Series A-1 Preferred Stock
Amount Outstanding	1,563,032
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $4.06420 per share, subject to adjustment; (b) Right to receive dividends prior to Common Stock pursuant to defined formula; (c) Liquidation Preference equal to greater of 1.5x Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Class B Common Stock; (d) Right to convert into Class B Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion; (e) Automatic conversion into Class B Common Stock upon $50 million in gross proceeds raised by the Issuer in a public offering at a price per share of at least four (4) times the Original Issue Price of the Series A Preferred Stock or upon the consent of the Requisite Holders; and (f) Protective provisions so long as 379,253 shares of Preferred Stock are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A-1 Preferred Stock which may dilute the Security.

Type	Series B Preferred Stock
Amount Outstanding	2,977,564
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $6.8512 per share, subject to adjustment; (b) Right to elect two (2) directors to the Board of Directors; (c) Right to receive dividends prior to Common Stock pursuant to defined formula; (d) Liquidation Preference equal to greater of 1.5x Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Class B Common Stock;Right to convert into Class B Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion; (e) Automatic conversion into Class B Common Stock upon $50 million in gross proceeds raised by the Issuer in a public offering at a price per share of at least four (4) times the Original Issue Price of the Series A Preferred Stock or upon the consent of the Requisite Holders; and (f) Protective provisions so long as 379,253 shares of Preferred Stock are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series B Preferred Stock which may dilute the Security.

Type	Series B-1 Preferred Stock
Amount Outstanding	456,828
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $5.4810 per share, subject to adjustment. (b) Right to receive dividends prior to Common Stock pursuant to defined formula; (c) Liquidation Preference equal to greater of 1.5x Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Class B Common Stock; (d) Right to convert into Class B Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion. (e) Automatic conversion into Class B Common Stock upon $50 million in gross proceeds raised by the Issuer in a public offering at a price per share of at least four (4) times the Original Issue Price of the Series A Preferred Stock or upon the consent of the Requisite Holders; and (f) Protective provisions so long as 379,253 shares of Preferred Stock are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Series B-1 Preferred Stock which may dilute the Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Class B Common Stock
Shares Issuable Upon Exercise	470,864
Voting Rights	The holders of Options to purchase Class B Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Class B Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Class B Common Stock which may dilute the Security.

Outstanding Debt

As of the date of this Form C-AR, the Issuer has the following debt outstanding:

Type	Warehouse Line Credit Facility with Chesapeake Financial (as of May 5, 2025)
Principal Amount Outstanding	$25,000,000
Interest Rate and Amortization Schedule	Secured Overnight Financing Rate plus 265 bps
Description of Collateral	Secured by Receivables
Maturity Date	April 18, 2026

Type	Warehouse Line Credit Facility with Bank of Hillsboro (as of May 5, 2025)
Principal Amount Outstanding	$2,500,000
Interest Rate and Amortization Schedule	Secured Overnight Financing Rate plus 265 bps
Description of Collateral	Secured by Receivables
Maturity Date	May 2, 2027

Type	Warehouse Line Credit Facility with Hugin Family Foundation (as of May 5, 2025)
Principal Amount Outstanding	$1,000,000
Interest Rate and Amortization Schedule	Secured Overnight Financing Rate plus 265 bps
Description of Collateral	Secured by Receivables
Maturity Date	October 23, 2025

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock	$14,239,675	1,986,851	General Working Capital	November 28, 2022	Regulation D Rule 506(b)
Series A-1 Preferred Stock	*	1,563,032	N/A	November 28, 2022	Section 4(a)(2)
Warrant to Purchase Series A Preferred Stock	$0	491,612**	N/A	November 28, 2022	Regulation D Rule 506(b)
Series B Preferred Stock	$20,399,886	2,977,564	General Working Capital	April 4, 2024; April 19, 2024 June 4, 2024; June 27, 2024; August 15, 2024	Regulation D Rule 506(b)
Series B-1 Preferred Stock	***	456,828	N/A	April 4, 2024	Section 4(a)(2)
Class C Non-Voting Common Stock	$2,270,116	308,859	Operating Expenses and Growth Capital	November 16, 2024	Reg. CF
Options to Purchase Class B Common Stock	N/A	470,864	N/A	Various dates between August 2021 and April 2024	Rule 701

*Represents the conversion of previously issued Promissory Notes on July 13, 2021 of approximately $6,352,495.

**These Warrants were exercisable at a price of $7.3169 per share and expired on November 28, 2023. Of this amount, 477,630 Warrants were exercised for a total purchase price of $3,501,849. A total of 13,982 Warrants were forfeited.

***Represents the conversion of previously issued Convertible Notes on August 1, 2023, and accrued and unpaid interest, totaling approximately $2,350,200.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Robert W. Collins	210,375 shares of Class A Common Stock 1,935,875 shares of Class B Common Stock 125,278 shares of Series A Preferred Stock 283,284 shares of Series A-1 Preferred Stock 64,834 shares of Series B-1 Preferred Stock	20.08%

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2025, the Company had an aggregate of $8,264,289 in cash and cash equivalents, leaving the Company with approximately 5.9 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In November 2024, the Company completed an offering of Class C Non-Voting Common Stock pursuant to Regulation CF and raised $2,270,116 (excluding $123,011 issued in shares of Class C Non-Voting Common Stock to the Intermediary as a commission). Proceeds were not fully received until February 2025.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

<center>28</center>

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) The Company has utilized services provided by Ensemblex, LLC ("Ensemblex"). Ensemblex is a third party consultant to the Company, and its owners, employees, and affiliates own approximately 10.31% of the Issuer. For 2024 and 2023, respectively, the Company paid Ensemblex approximately $1,415,464 and $1,352,946 for these services.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
June 10, 2025

Zing America, Inc. d/b/a Coign



Zing America, Inc. Consolidated			
Balance Sheet			
As of December 31, 2024			
		As of	
		December 31, 2024	
ASSETS			
Current Assets			
Bank Accounts			
Total .Unrestricted Cash		$3,802,253	
Total Restricted Cash		$4,462,037	
Total Bank Accounts		$8,264,290	
Other Current Assets			
Total Interest & Fee Receivable		$162,840	
Total Other Current Assets		$649,865	
Total Other Current Assets		$812,705	
Total Current Assets		$9,076,995	
Fixed Assets			
Total .Fixed Assets Cost		$5,831,434	
Total Accumulated Amortization/Depreciation		$−1,886,833	
Total Fixed Assets		$3,944,602	
Other Assets			
Total Loan Receivable		$32,928,389	
Total Other LT Assets		$8,294	
Total Other Assets		$32,936,682	
TOTAL ASSETS		$45,958,279	
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Total Accounts Payable		$1,369,688	
Other Current Liabilities			
Total Loan Servicing Liabilities		$2,801,233	
Total Other Current Liabilities		$248,940	

Total Other Current Liabilities	**$3,050,173**
Total Current Liabilities	**$4,419,862**
Long-Term Liabilities	
Total Convertible Note Payable	**$0**
Total Keystone Debt	**$0**
Total Marble Freedom Trust Debt	**$24,902,592**
Total Other LT Liabilities	**$0**
Total Long-Term Liabilities	**$24,902,592**
Total Liabilities	**$29,322,454**
Equity	
Series C	2,064,301
Series C - Deferred Financing Costs	−117,562
Total Series C	**$1,946,739**
Total APIC	**$44,851,510**
Total Common Stock	**$607**
Total Preferred Stock	**$359**
Retained Earnings	−14,214,232
Net Income	−14,002,419
Total Equity	**$16,635,825**
TOTAL LIABILITIES AND EQUITY	**$45,958,279**

Zing America, Inc. Consolidated
Profit & Loss
Jan 1, 2024 to Dec 31, 2024

	Total
Income	
Interchange/Bank Income	
Bank Interest Income	265,552
Visa Incentive Income	202,939
Visa Interchange Income	2,967,575
Total Interchange/Bank Income	**$3,436,066**
Loan Interest Income	
Cash Advance Income	7,213
Interest Income	1,513,502
Late Fee Income	38,922
Total Loan Interest Income	**$1,559,638**
Total Income	**$4,995,704**
Cost of Goods Sold	
Banking/Financing	
Interest Expense-Equity	117,832
Interest Expense-Keystone	417,340
Interest Expense-MFT	943,856
MRV Fees	342,138
Origination Fee	17,546
Visa Fees	324,555
Visa FX Fee	28,039
Total Banking/Financing	**$2,191,307**
Servicing	
Charitable Contributions	438,023
Client Onboarding	552,807
Credit Refund Return	448,676
Customer Service	1,276,250
Loan Loss Provision	545,665
Loyalty Rewards Expense	1,731,706
Product Services	433,442
Total Servicing	**$5,426,569**
Total Cost of Goods Sold	**$7,617,876**
Gross Profit	**$−2,622,173**
Expenses	
Advertising & Marketing	
Broadcast Advertising	2,500,918
Conference & Events	93,582
Gifts	5,746
Influencer/Affiliate Campaigns	192,650

Mail Drop	47,660
Other Advertising	68,009
Paid Social Media	268,154
Printing & Promo Items	16,240
Public Relations	266,950
Social Media	513,352
Total Advertising & Marketing	**$3,973,260**
General Administrative Expense	
General Business Expenses	
Bank Charges & Fees	7,440
Business licenses	1,200
Dues & Memberships	1,068
Meals & Entertainment	16,698
Office Supplies	7,512
Parking	1,235
Rent & Lease	34,335
Repairs & Maintenance	976
Shipping, Freight & Delivery	2,955
Telephone	6,373
Total General Business Expenses	**$79,792**
Insurance	105,521
Health Insurance	151,475
Workers' compensation insurance	2,037
Total Insurance	**$259,033**
Legal Expenses	
Legal - Compliance & Regulatory	36,939
Legal Expenses - General	268,484
Total Legal Expenses	**$305,422**
Payroll Expenses	537
Payroll Fees	5,637
Payroll Tax	118,821
Salaries & Wages	1,839,833
Total Payroll Expenses	**$1,964,828**
Professional Services	
Accounting Expenses	427,805
Compliance Services	234,343
Consulting Fees	1,951,738
IT & Security	193,556
Other Consulting	390,052
Total Professional Services	**$3,197,493**
Software Subscriptions	
Desktop Software	119,778
Enterprise Software	277,540
Total Software Subscriptions	**$397,318**

Travel	4,071
Travel - Ground Transportation	25,943
Travel - Lodging & Airfare	81,887
Travel - Meals	4,731
Travel - Other	253
Total Travel	**$116,885**
Total General Administrative Expense	**$6,320,771**
State Taxes	2,601
Stock Based Compensation	74,979
Total Expenses	**$10,371,611**
Net Operating Income	**$−12,993,784**
Other Expenses	
Other Expenses	
Amortization Expense	996,430
Depreciation Expense	12,206
Total Other Expenses	**$1,008,635**
Total Other Expenses	**$1,008,635**
Net Other Income	**$−1,008,635**
Net Income	**$−14,002,419**